

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 2, 2008

Via U.S. Mail

Mr. M. Frank Russell, Esq., General Counsel
TXCO Resources Inc.
777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258

> **Re: TXCO Resources Inc.**
> **Form S-3**
> **Filed April 4, 2008**
> **File No. 333-150107**

Dear Mr. Russell:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 filed April 4, 2008

General

1. Much of your disclosure regarding the Series C, Series D and Series E Preferred Stock, as well as the disclosure regarding the call spread transaction(s) and Sold Call Options, is dense and difficult to follow. Please substantially revise the related disclosure to provide clarity. See Securities Act Rule 421 and, in

particular, Rule 421(b) and Rule 421(d). This letter also includes additional specific comments in that regard.

2. The reader should not need to refer to exhibits filed elsewhere for a basic explanation of the terms of the various securities and transactions you cite. For example, at page two, you refer to conversion of the preferred stock "in accordance with the Certificate of Designations." We note that you filed with a report on Form 8-K a version of the "Securities Purchase Agreement" dated 2/28/2008. That document refers to certificates of designation and a registration rights agreement "in the form attached hereto as" Exhibits A-1, A-2 and B. However, the exhibit to the 2/28/2008 Form 8-K included none of the referenced attachments, which were later included as exhibits to a subsequent Form 8-K filing.

- Please file as exhibits complete versions of the relevant agreements, or explain to us why you omit referenced attachments.

- Provide expanded disclosure to explain in context the material terms of the various securities and transactions to which you refer in the prospectus.

We may have additional comments.

TXCO Resources Inc., page 1

3. With a view toward disclosure, briefly explain how the exchange of Series D for Series C occurred and, if you believe it was an exempt transaction, the basis for that belief.

4. Confirm to us that the sale of 13,909 shares of Series D took place on the same day that you filed this registration statement, and disclose the identity of the selling stockholder that purchased those shares.

5. Expand your disclosure of the stock hedge transaction to explain in necessary detail the terms, including any discretion that the counterparty has to withhold or delay sale in the event that you exercise your right to purchase the shares to which you refer. Also explain the reference to an "approximately" equal number of shares.

6. Please identify in this section the selling stockholder with whom you entered into the "Issuer Call Spread Transactions."

7. Describe in detail the purpose and effect of the "Issuer Call Spread Transactions." Explain also your reference to the reduction in dilution, and discuss any potential dilution that could result from exercise of the Sold Call Options.

8.   Please discuss in further detail the purpose, terms and effect of the "Sold Call Options." Discuss any potential for adjustments to the number of shares to be issued. Specify the price at which the "Sold Call Options" are exercisable or quantify the excess over the initial conversion price of the Series D and E preferred stock.

9.   Disclose the reasons for the difference between the number of shares underlying the Series D and E preferred stock and the number of shares issuable upon the exercise of the "Sold Call Options." Under their terms, the "Sold Call Options" are exercisable for a number of shares equal to the number of shares issuable upon the conversion of the Series D and E preferred stock. Also explain why you suggest at page 10 a number of shares underlying the Preferred that differs from disclosure that appears on the cover page and elsewhere.

10.   At page 17, you indicate that if the shares underlying the "Sold Call Options" are not included in a registration statement within a specified amount of time, you will be required to pay an unspecified "liquidity discount" in the form of additional shares of common stock. Please specify the amount of "liquidity discount" you would be required to pay.

Selling Stockholders, page 12

11.   Expand the Selling Stockholders table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

12.   Include in the table the shares that are issuable pursuant to the Call Options, and revise footnote 2 accordingly.

13.   Identify as underwriters all selling stockholders who are registered broker-dealers, except for any registered broker-dealer that received the shares as compensation for investment banking services. Identify as underwriters all affiliates of registered broker-dealers that are listed as selling stockholders unless you can confirm to us that each (1) purchased its securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Registration Rights of Selling Stockholders, page 16

14.   Explain how you could "delay, or otherwise render the registration statement unavailable for sales."

Plan of Distribution, page 18

15.   We note that the selling stockholders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
        C. Moncada-Terry

        Via Facsimile
        Daryl Lansdale, Jr., Esq.
        (210) 270-7205